Sandra Leung Senior Vice President, General Counsel & Corporate Secretary
345 Park Avenue New York, NY 10154-0037 Tel 212-546-4260 Fax 212-546-9562 sandra.leung@bms.com

September 17, 2007

Michael Reedich, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Bristol-Myers Squibb Company
Definitive 14A
Filed March 22, 2007
File No. 1-01136

Dear Mr. Reedich:

Following up on our discussion today, this will confirm that Bristol-Myers Squibb Company has requested an extension to October 12, 2007 to respond to the comment letter we received regarding the above-referred filed document. This will also confirm that you have granted our request.

Sincerely,

/s/ Sandra Leung
Sandra Leung